UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) X Form 10-K  _ Form 20-F _ Form 11-K _ Form 10-Q  _ Form N-SAR

For Period Ended: December 31, 2004

[  ]     Transition Report on Form 10-K

[  ]     Transition Report on Form 20-F

[  ]     Transition Report on Form 11-K

[  ]     Transition Report on Form 10-Q

    [  ]     Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

CYOP SYSTEMS INTERNATIONAL INCORPORATED

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Full Name of Registrant

Triple 8 Development Corporation

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Former Name if Applicable

Unit A – 149 South Reeves Drive

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Address of Principal Executive Office (STREET AND NUMBER)

Beverly Hills, California 90212

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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box)

[X]     (a)    The reasons described in reasonable detail in Part III of this  form could not be eliminated without unreasonable effort or  expense;

[X]     (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day  following the prescribed due date; or the subject quarterly                 report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

While the Company’s auditors are substantially finished, final reviews are currently being completed. Management expects the Registrants 2004 Form 10 –K will be filed as soon as practicable and within the 15-day extension period.

PART IV - OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

             Gordon Samson

    310

   248-4860

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                  (Name)                           (Area Code)               (Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such reports been  filed?  If answer is no identify report(s).

[X] Yes   __ No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]Yes   [ X] No

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                        CYOP SYSTEMS INTERNATIONAL INCORPORATED

               (formerly Triple 8 Development Corporation)

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                  (Name of Registrant as Specified in Charter)

The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  March 30, 20005

by   /s/ Gordon Samson

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Gordon Samson, CFO and Director

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the persons signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal

                       Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTION

1.      This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.      One signed original and four conformed copies of this form and amendments  thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule  0-3 of the General Rules and Regulations under the Act.  The  information contained in or filed with the form will be made a matter  of public record in the Commission files.

3.      A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of  securities of the registrant is registered.

4.      Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amendment notification.

5.       ELECTRONIC FILERS.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).